Exhibit 99(B)

                                                 Katharine Marshall
                                                 Manager-
                                                 Communications


IMMEDIATE RELEASE                                (610) 208-3034


           CARPENTER ELECTS NEW DIRECTOR FROM McCORMICK

     Reading, PA (April 24, 1997) -- Carpenter Technology Corporation (NYSE:CRS) has elected Robert J. Lawless, President and CEO of
McCormick & Company, Inc. (NASDAQ: MCCRK), to its Board of Directors.

     The election brings the size of Carpenter's Board to 16. The specialty materials company has been expanding its Board the past few years because of anticipated retirements.

     Lawless, 50, joined the Sparks, Md., manufacturer of spices, seasonings, flavorings and specialty foods in 1977 as distribution manager of McCormick's Canadian subsidiary. He held a number of production, international sales and operations positions before being named McCormick's President and Chief Operating Officer in 1996. Lawless also became CEO January 1. He has been a director of McCormick since 1994.

     Lawless graduated from Windsor College, in Windsor, Ontario (Canada), majoring in chemistry. He is a director of the United Way of Central Maryland, the Greater Baltimore Committee and the Grocery Manufacturers of America, Inc.

     Carpenter Technology is a leading manufacturer of stainless steel, titanium and other specialty metals, and various engineered products. In fiscal year 1996 (ended June 30, 1996), Carpenter had sales of $865 million.


                              # # #